As filed with the Securities and Exchange Commission on September 5, 2008

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

________________________________

SB PARTNERS
(Name of Subject Company)

SB PARTNERS
(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
________________________________

David Weiner
Chief Executive Officer
SB Partners
Suite 500
750 Washington Boulevard
Stamford, CT 06901
(203) 975-1300

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
________________________________

With Copies to:

Thomas E. Kruger, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000

□ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

(a) Name and Address.  The name of the subject company is SB Partners, a New York limited partnership (the “Partnership”).  The address and telephone number of the principal executive offices of the Partnership is Suite 500, 750 Washington Boulevard, Stamford, Connecticut 06901, (203) 975-1300.

(b) Securities.  The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Units of Limited Partnership Interest (the “Units”).  As of September 2, 2008, there were 7,753 Units outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.  The Partnership is the filing person.  The name, address and telephone number of the Partnership is set forth in Item 1 above.

(d) Tender Offer.  This Schedule 14D-9 relates to the Offer to Purchase (the “Offer”) dated August 21, 2008, by MPF Badger Acquisition Co., LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 7, LLC; MPF Flagship Fund 13, LLC; MPF Income Fund 24, LLC; and MacKenzie Patterson Fuller, LP (collectively, “MPF”) to purchase up to 1,500 Units at a purchase price equal to $700 per Unit, less the amount of any distributions declared or made with respect to the Units between August 21, 2008 and October 6, 2008, or such later date to which the Offer may be extended, upon the terms and subject to the conditions set forth in the Offer and the related Letter of Transmittal, as set forth in MPF’s Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2008.

According to the Schedule TO, the address and principal executive offices of MPF is 1640 School Street, Moraga, California 94556, and its telephone number is (800) 854-8357.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

Except as stated below in this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Partnership or its affiliates and its executive officers, directors or affiliates.  There are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Partnership or its affiliates and MPF and its executive officers, directors or affiliates, except that, pursuant to Rule 15d-5 under the Securities Exchange Act of 1934, as amended, the Partnership has elected the mailing option provided by Rule 14d-5(b).

Pursuant to the Agreement of Limited Partnership of SB Partners (the “Partnership Agreement”), the Partnership entered into a management contract (the “Management Contract”) with SB Partners Real Estate Corporation, the Partnership’s general partner (the “General Partner”).  Under the terms of the Management Contract, the General Partner is responsible for the acquisition, management and disposition of all investments, as well as performance of the day-to-day administrative operations and provision of office space for the Partnership.  For these services, the General Partner receives a management fee equal to 2% of the average amount of capital invested in real estate plus cumulative mortgage amortization payments, and 0.5% of capital not invested in real estate, as defined in the Partnership Agreement.  The management fee amounted to $395,995 for the six months ended June 30, 2008 and $734,094 for the year ended December 31, 2007.  In addition, the General Partner is entitled to 25% of cash distributions in excess of the annual distribution preference, as defined in the Partnership Agreement.  No such amounts were due for the six months ended June 30, 2008 or the year ended December 31, 2007. Certain affiliates of the General Partner oversee the property management and operation of various real estate properties, including those owned by the Partnership.  Services performed by affiliates are billed at actual or allocated cost, percentage of revenues or net equity.  The Partnership paid $91,726 for the six months ended June 30, 2008 and $329,174 for the year ended December 31, 2007 for property management services.  On April 24, 2007, the Partnership paid an affiliate of the General Partner a brokerage commission of $320,000 in connection with the sale of Le Couer Du Monde Apartments.  For the six months ended June 30, 2008, no brokerage fees were paid.

Between June 22 and September 17, 2007, the Partnership made an investment in the amount of $37,200,000 in Sentinel Omaha LLC (“Omaha”) to acquire a thirty percent ownership interest in Omaha.  The manager of Omaha is an affiliate of the General Partner.

SRE Clearing Services Corp, an affiliate of the General Partner, owned 2,310.5 Units, or 29.8% of the outstanding Units, as of September 2, 2008.

Item 4. The Solicitation or Recommendation.

(a)  Recommendation.  The information set forth in the letter to limited partners, dated September 5, 2008, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

THE PARTNERSHIP RECOMMENDS THAT ITS UNITHOLDERS REJECT THE OFFER AND NOT TENDER THEIR UNITS FOR PURCHASE BY MPF.

(b)  Reasons.  The information set forth in the letter to limited partners, dated September 5, 2008, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

(c)  Intent to Tender.  After making reasonable inquiry, the Partnership has concluded, to the best of its knowledge, that neither the executive officers and directors of the General Partner, nor any other affiliates of the Partnership, to the extent they hold Units, intend to tender their Units to MPF pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Partnership, neither the Partnership nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to the Unitholders in connection with the Offer.

Item 6. Interest in Securities of the Subject Company.

SRE Clearing Services Corp., an affiliate of the General Partner, acquired 12 Units from limited partners on August 25, 2008 in seven separate private transactions consummated by mail.  The price in each instance was $1,800 per Unit.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a)  Except as set forth in this Schedule 14D-9, the Partnership is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Partnership’s Units by the Partnership, any subsidiary of the Partnership or any other person.

(b)  Except as set forth in this Schedule 14D-9, the Partnership is not undertaking and is not engaged in any negotiations in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership, (ii) any purchase, sale or transfer of a material amount of assets of the Partnership or any subsidiary of the Partnership or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Not applicable.

Item 9. Exhibits.

Exhibit No.                      Description

(a)(2)	Letter to Limited Partners, dated as of September 5, 2008, regarding the General Partner’s recommendation to reject the tender offer*

(e)(1)	Agreement of Limited Partnership of SB Partners*

(e)(2)	Management Contract*
_________________
*           Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SB PARTNERS
By: SB Partners Real Estate Corporation, its General Partner
By: /s/ David Weiner
Name: David Weiner
Title: Chief Executive Officer

Date: September 5, 2008

Exhibit Index

Exhibit No.                      Description

(a)(2)	Letter to Limited Partners, dated as of September 5, 2008, regarding the General Partner’s recommendation to reject the tender offer*

(e)(1)	Agreement of Limited Partnership of SB Partners*

(e)(2)	Management Contract*
_________________
*           Filed herewith.